

July 13, 2010

Paul J. Clancy
Chief Financial Officer
Biogen Idec Inc.
133 Boston Post Road
Weston, MA 02493

> **Re: Biogen Idec Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 9, 2010**
> **Schedule 14A filed April 28, 2010**
> **File No. 000-19311**

Dear Mr. Clancy:

We have reviewed your July 2, 2010 response to our June 10, 2010 comment letter and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Schedule 14A filed April 28, 2010

Description of the Structure of Each Element of Compensation, page 26

1. We note your response to comment 2 of our June 10, 2010 comment letter and the proposed disclosure provided. Please further describe the "financial" and "commercial" goals referenced in your descriptions of the individual goals assigned to Messrs. Mullen, Clancy and Hasler. To the extent these goals are quantifiable, your disclosure should also be quantified. To the extent the referenced goals refer to the company goals already disclosed, please clarify.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Laura Crotty at (202) 551-3563 or myself at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director